October 24, 2013

VIA FEDERAL EXPRESS AND E-MAIL



Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 1539 7th Street NW, LLC ("Fundrise" or the*
> *"Company") Amendment No. 2 to Regulation A Offering*
> *Statement on Form 1-A Filed on August 2, 2013*
> *File No. 024-10360*

Dear Mr. McTiernan:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated September 25, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "**Form 1-A**"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text. For your review, we have included as, Exhibit A, Amendment No. 2 to the Form 1-A, including Exhibit 12.1 -- Sales Materials.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC.

Part II – Offering Circular

Distributions, page 3

1. *We note your response to comment 10 and the revised disclosure on page 3. Please revise to add an additional sentence before the new disclosure that states that the timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the manager.*

Response: In response to the Staff's comment, Fundrise has revised its disclosure on page 3 to include the requested disclosure.

Key Financial Highlights, page 17

2. *We note your response to comment 13 of our letter dated August 23, 2013. Please discuss in your next amendment if you have begun the design or permitting process or if these activities are contingent upon completion of this offering.*

Response: Fundrise has begun the design process, but not the permitting process, and is currently coordinating with potential tenants on the construction build-out. Fundrise has revised the disclosure in the Form 1-A as such, and anticipates that this Offering will be qualified before the design process is completed. Fundrise reaffirms our response to comment 13 of the Staff's letter dated August 23, 2013: these activities are not contingent upon completion of the Offering and Fundrise will move forward with design, permitting and build-out of the Property regardless of the success of the Offering.

The Manager, page 19

3. *We note your response to comment 4 of our comment letter dated August 23, 2013 and the related revisions to your offering circular regarding compensation and/or fees. Please revise your disclosure to indicate any fees that are incurred on a recurring basis rather than on a transaction basis.*

Response: In response to the Staff's comment, Fundrise has revised disclosure on page 20 to indicate any fees that are incurred on a recurring basis rather than on a transaction basis.

Capital Resources and Liquidity, page 29

4. *We note your response to comment 3 of our comment letter dated August 23, 2013. Please also revise your disclosure on page 29 to identify the material terms pursuant to which Rise Development LLC currently provides asset management services to you. For example only, please identify and discuss the time period during which Rise Development has agreed to provide its services and any agreements with regard to the termination of the services of Rise Development.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure on page 31 to clarify that Rise Development LLC serves as the asset manager of the Property at the discretion of the Manager and may be terminated, at any time and without notice, by the Manager. There is no formal agreement between Rise Development and the Manager, both of which are under the common control of Messrs. Benjamin and Daniel Miller.

Security Ownership of Certain Beneficial Owners and Management, page 31

5. *We note your response to comment 16 of our comment letter dated August 23, 2013. We also note your disclosure in the Class B membership interest beneficial ownership table that Benjamin Miller owns 50 Class B units, that Daniel Miller owns 42 Class B units, and that the directors and officers as a group own 134 Class B units. Based on this disclosure, it appears that you have other officer and/or directors that own 42 Class B units. Please revise this tabular disclosure to include the information in the table for each of the three highest paid persons who are your officers and/or director or for each of your officers and/or directors in the event none of your offerings and/or directors have received a salary in the past twelve months or advise. Please refer to Item 10(a)(1) of Offering Circular Model B of Part II of Form 1-A.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure in the beneficial ownership table to reflect that directors and officers, as a group, own 92 Class B Units. Benjamin Miller and Daniel Miller, as the sole co-managers of Fundrise Manager 1539 7th Street NW, LLC, are the only persons who may be deemed directors or officers of the Company. In addition, other than Benjamin Miller and Daniel Miller, no person owns 10% or more of any class of Fundrise's securities.

Index to Financial Statements, page 41

6. *Please remove the review report of Ross and Associates, P.C. and all references to the review of your financial statements. Based upon your response to comment 17 of our letter dated August 23, 2013 and Ross's involvement in the preparation of your financial statements, it appears that Ross and Associates, P.C. is not independent. Therefore, reference to the firm as independent and the inclusion of their "Independent Accountant's Review Report" is not appropriate.*

Response: Fundrise notes the Staff's comment and would like to revise its previous response to Comment 17 of the Staff's letter dated August 23, 2013. In our previous response, the Company advised the Staff that, "Ross and Associates, P.C. was contracted by the Company to prepare and review financial statements for inclusion in this Form 1-A and any related amendments thereto." Unfortunately, this statement was not accurate in that Ross and Associates, P.C. was contracted by Fundrise solely to review, not prepare, the Company's financial statements. The Company's financial statements were prepared by coordination between our internal accounting staff and our regular outside accounting firm, which is not affiliated with Ross and Associates P.C. ("R&A").

Further, the Company hereby represents that R&A does not have any relationships nor provide any services to the Company that would render R&A "not independent" for purposes of Item 2-01(c) of Regulation S-X. To clarify the disclosure in the Form 1-A, in accordance with the Staff's prior Comment 17, Fundrise has revised the presentation of the financial statements to remove the letterhead of R&A.

In addition, as the Company believes that R&A qualifies as independent under Item 2-01 of Regulation S-X, the Company has continued to include both the review report and references to the review contained in the Offering Circular. The Company apologizes for any confusion as a result of its earlier misstatement.

Notwithstanding the previous responses, in the event the Company requests qualification, Fundrise acknowledges and accepts the following:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate the Staff's comments and request the Staff contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise Manager 1539 7th Street NW, LLC

        Martin P. Dunn

        Bjorn J. Hall